SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
September 12, 2006
VIVENDI S.A.
42, avenue de Friedland
75008 Paris
France
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Contents: Investor Presentation
This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-81578) as amended, filed by Vivendi S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by Vivendi S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST
SIGNATURES
EX-99.1: INVESTOR PRESENTATION

EXHIBIT LIST

Exhibit	Description

99.1	Investor Presentation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVENDI S.A.
By:	George E. Bushnell IIII
Name:	George E. Bushnell III
Title:	Senior Vice President

Date: September 13, 2006